EXHIBIT 99.1

Equinox Gold Announces Results From Annual General Meeting

VANCOUVER, BC, May 5, 2021 /CNW/ - Equinox Gold Corp. (TSX: EQX) (NYSE American: EQX) ("Equinox Gold" or the "Company") is pleased to announce that Equinox Gold shareholders approved all matters voted on at the annual general meeting held earlier today including the election of management's nominees as directors, the appointment of KPMG LLP as the Company's independent auditor, amendments to the Company's Articles, and acceptance of the Company's approach to executive compensation ("Say on Pay"). Each of the matters voted on at the meeting are described in detail in the Company's Management Information Circular dated March 12, 2021, which is available on the Company's website at www.equinoxgold.com. A total of 140,100,255 common shares were represented at the meeting, being 57.74% of the Company's issued and outstanding common shares.

Number of Directors

Resolution	Votes For	Votes Against
Set the number of directors of the Company at nine	122,018,286 (99.82%)	220,486 (0.18%)

Election of Directors

Director Nominee	Votes For	Votes Withheld
Mr. Ross Beaty – Chairman	117,102,894 (95.80%)	5,136,401 (4.20%)
Ms. Maryse Bélanger	118,480,224 (96.92%)	3,759,071 (3.08%)
Mr. Lenard Boggio – Lead Director	114,638,211 (93.78%)	7,601,084 (6.22%)
Mr. Tim Breen	121,731,860 (99.58%)	507,435 (0.42%)
Mr. Gordon Campbell	121,580,640 (99.46%)	658,655 (0.54%)
Gen. Wesley Clark	121,970,790 (99.78%)	268,505 (0.22%)
Dr. Sally Eyre	120,017,121 (98.18%)	2,221,651 (1.82%)
Mr. Marshall Koval	112,276,546 (91.85%)	9,962,226 (8.15%)
Mr. Christian Milau	119,436,635 (97.71%)	2,802,136 (2.29%)

Appointment of Independent Auditor

Resolution	Votes For	Votes Withheld
Re-appointment of KPMG LLP as auditor of the Company for the ensuing year, and authorizing the Board to set the auditor's pay	139,524,075 (99.59%)	576,180 (0.41%)

Amendment of Company Articles

Resolution	Votes For	Votes Against
Amendments to the Company's Articles to increase the threshold for a quorum at shareholder meetings and remove the right for directors to appoint alternates.	95,397,649 (78.04%)	26,675,914 (21.82%)

Say on Pay Advisory Vote

Resolution	Votes For	Votes Against
A non-binding advisory resolution approving the Company's approach to executive compensation	120,794,067 (98.82%)	1,252,476 (1.02%)

View original content:http://www.prnewswire.com/news-releases/equinox-gold-announces-results-from-annual-general-meeting-301285096.html

SOURCE Equinox Gold Corp.

View original content: http://www.newswire.ca/en/releases/archive/May2021/05/c1147.html

%CIK: 0001756607

For further information: Equinox Gold Contacts: Christian Milau, Chief Executive Officer; Rhylin Bailie, Vice President, Investor Relations, Tel: +1 604-558-0560, Email: ir@equinoxgold.com

CO: Equinox Gold Corp.

CNW 20:19e 05-MAY-21